

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2013

<u>Via E-mail</u>
Mr. Patrick Flynn
Chief Financial Officer
ING Groep N.V.
Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

  Re: **ING Groep N.V.**
     Form 20-F for the Year Ended December 31, 2012
     Filed March 22, 2013
     File No. 001-14642

Dear Mr. Flynn:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Bryan J. Pitko for

             Jeffrey P. Riedler
             Assistant Director